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As filed with the Securities and Exchange Commission on March 24, 2000
Registration No. 000-29349
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
----------------------------

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FORM 10-SB/A

PRE-EFFECTIVE AMENDMENT NO. 1

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GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934
Phoenix Metals U.S.A. II, Inc. ---------------------------------------------------------------------------------------------------------------------------------------------
(Name of Small Business Issuer in its charter)

Nevada ----------------------------------------------------	95-4571729 -----------------------------------------------
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
801 South Rampart Boulevard, Suite 178 Las Vegas, Nevada ----------------------------------------------------	89128 -----------------------------------------------
(Address of principal executive offices)	(Zip Code)
Issuer's telephone number,	(702) 947-2178 ----------------------------------------------------
Securities to be registered under Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
------------------------------------------	--------------------------------------
------------------------------------------	--------------------------------------
Securities to be registered under Section 12(g) of the Act:
Common Stock, Par Value $.0001 ---------------------------------------------------------------------------------------------------------------------------------------------
(Title of class)

--------------------------------------------------------------------------------------------------------------------------------------------- (Title of class)

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          This Pre-Effective Amendment No. 1 is being filed for the purpose of amending Part F/S of the registration statement on Form 10-SB of Phoenix Metals U.S.A. II, Inc., specifically the Independent Auditors' Report and Note 7. All other items of the registration statement on Form 10-SB remain unchanged.

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PART F/S

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[LETTERHEAD OF PIERCY, BOWLER, TAYLOR & KERN]

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INDEPENDENT AUDITORS' REPORT

Board of Directors
Phoenix Metals U.S.A. II, Inc.
Las Vegas, Nevada

We have audited the balance sheet of Phoenix Metals U.S.A. II, Inc. (a development stage enterprise) as of June 30, 1999, and the related statements of development stage operations, stockholders' equity (deficiency) and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phoenix Metals U.S.A. II, Inc. as of June 30, 1999, and the results of its development stage operations and its cash flows for each of the two years then ended, in conformity with generally accepted accounting principles.

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The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, the Company's ability to commence operations is dependent upon the successful completion of its research and development and continued advances from stockholders or other financing or capital investments. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PIERCY, BOWLER, TAYLOR & KERN

/s/ Piercy, Bowler, Taylor & Kern

November 19, 1999
Las Vegas, Nevada

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
BALANCE SHEETS
June 30, 1999 and December 31, 1999
	June 30	December 31
		(Unaudited)
ASSETS
Current assets:
Cash	$89,629	$14,839
Inventories	105,106	166,100
Prepaid expenses	47,435 ---------------	26,906 ---------------
	242,170	207,845
Property and equipment, net of accumulated depreciation	1,063,725	1,148,216
Land, mining claims and mineral ore rights	1,712,144	1,712,144
Other	21,857 ---------------	25,357 ---------------
	$3,039,896 =========	$3,093,562 ==========
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIENCY)
Current liabilities:
Current portion of long-term debt	$16,364	$18,268
Notes payable	32,368	27,305
Accounts payable	38,547	31,074
Accrued expenses	16,215 ----------------	9,329 ----------------
	103,494 ----------------	85,976 ----------------
Long-term debt, net of current portion	55,789 ----------------	63,847 ----------------
Advances from stockholders, including accrued interest	3,263,191 ----------------	472,993 ----------------
Stockholder's equity (deficiency):
Preferred stock (preferences to be determined by the Board of Directors upon issuance), $0.01 par value, 30,000,000 shares authorized, none issued
Common stock, $0.0001 par value, 300,000,000 shares authorized, 179,446,168 and 182,746,168 issued and outstanding	17,945	18,275
Additional paid-in capital	2,408,057	5,760,918
Deficit accumulated in the development stage	(2,807,080)	(3,288,147)
Less stock subscription receivable	(1,500) ----------------	(20,300) ----------------
	(382,578) ----------------	2,470,746 ----------------
	$3,039,896 =========	$3,093,562 =========

See Accompanying Notes to Financial Statements

PHOENIX METALS U.S.A. II, Inc.
(A Development Stage Enterprise)
STATEMENTS OF OPERATIONS
For the Years Ended June 30, 1999 and 1998,
For the Six-Month Periods December 31, 1999 and 1998,
And for the Cumulative Period from July 1, 1993 through June 30, 1997

			Six-month periods		July 1, 1993,
	Year ended June 30, ---------------------------------		ended December 31, -----------------------------------		through
	1999 -------------	1998 ------------	1999 -------------	1998 ------------	June 30, 1997 --------------
			(Unaudited)	(Unaudited)	(Unaudited)
Costs and expenses:
Research and development	$617,169	$368,093	$185,685	$269,829	$772,398
Depreciation	64,992	42,451	26,016	41,810	11,265
General and administrative	196,716 -------------	146,909 -------------	186,188 -------------	84,226 -------------	206,872 --------------
	878,877	557,453	397,889	395,865	990,535
Other expense:
Interest	143,165	78,247	83,178	78,834	158,803
	--------------	---------------	---------------	---------------	----------------
Net loss	$1,022,042 =========	$635,700 =========	$481,067 =========	$474,699 =========	$1,149,338 =========
Net loss per common share	$0.006 =========	$0.004 =========	$0.003 =========	$0.003 =========	$0.009 =========
Weighted average number of common shares outstanding	179,446,168 =========	174,446,168 =========	180,183,125 =========	179,446,168 =========	122,163,065 =========

See Accompanying Notes to Financial Statements

PHOENIX METALS U.S.A. II, Inc.
(A Development Stage Enterprise)
STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIENCY)
For the Years Ended June 30, 1999 and 1998
For the Six Months Ended December 31, 1999 (Unaudited)
And for the Cumulative Period from July 1, 1993 through June 30, 1997 (Unaudited)

	Common Stock ---------------------------------		Additional paid-in	Deficit accumulated during the development	Stock subscriptions
	Shares ---------------	Par value -------------	capital ---------------	stage -------------------	receivable -----------------	Total ----------------

From July 1, 1993 through June 30, 1997 (unaudited):
Balances, July 1, 1993	962,288	$96	$547,717	$(999,608)		$(451,795)
Issuance of common stock in connection with reverse acquisition	24,532,712	2,453	1,772,547			1,775,000
Quasi-reorganization			(999,608)	999,608		-
Other issuances of common stock	143,951,168	14,396	1,088,401	-	(11,700)	1,091,097
Net loss				(1,149,338)		(1,149,338)
Stock subscription payments received	--------------	-----------	------------	----------------	5,400 -----------------	5,400 ----------------
Balances, June 30, 1997	169,446,168	16,945	2,409,057	(1,149,338)	(6,300)	1,270,364
Issuances of common stock for patents and intellectual property	10,000,000	1,000	(1,000)
Net loss				(635,700)		(635,700)
Stock subscription payments received	--------------	-----------	------------	----------------	2,400 -----------------	2,400 ----------------
Balances, June 30, 1998	179,446,168	17,945	2,408,057	(1,785,038)	(3,900)	637,064
Net loss				(1,022,042)		(1,022,042)
Stock subscription payments received	--------------	-----------	------------	----------------	2,400 -----------------	2,400 ----------------
Balances, June 30, 1999	179,446,168	17,945	2,408,057	(2,807,080)	(1,500)	(382,578)
From July 1 through December 31, 1999 (unaudited):
Issuances of common stock in payment of stockholders' advances	3,000,000	300	3,262,891			3,263,191
Other issuances of common stock	300,000	30	89,970		(20,000)	70,000
Net loss				(481,067)		(481,067)
Stock subscription payments received	--------------	-----------	------------	----------------	1,200 -----------------	1,200 ----------------
Balances, December 31, 1999	182,746,168 =========	$18,275 =======	$5,760,918 =========	$(3,288,147) ===========	$(20,300) ==========	$2,470,746 =========

See Accompanying Notes to Financial Statements

PHOENIX METALS U.S.A. II, Inc.
(A Development Stage Enterprise)
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 1999 and 1998
For the Six-Month Periods Ended December 31, 1999 and 1998
And for the Cumulative Period from July 1, 1993 through June 30, 1997

			Six-month periods		July 1, 1993,
	Year ended June 30, ----------------------------------		ended December 31, ------------------------------------		through
	1999 ----------------	1998 --------------	1999 ----------------	1998 ----------------	June 30, 1997 -----------------
			(Unaudited)	(Unaudited)	(Unaudited)
Operating activities:
Net cash used in operating activities	$(910,120) ----------------	$(561,325) --------------	$(439,861) ----------------	$(427,465) ----------------	$(1,036,954) -----------------
Investing activities:
Purchase of property and equipment	(343,164) ----------------	(112,145) --------------	(110,507) ----------------	(190,693) ----------------	(638,272) -----------------
Financing activities:
Advances from stockholders	1,281,982	730,447	399,479	631,240	949,564
Proceeds from notes payable	34,105	5,116
Repayments of notes payable	(5,757)	(5,801)	(5,063)	(3,428)
Proceeds from long-term debt	57,899		20,000	17,899	144,175
Repayments of long-term debt	(45,663)	(49,683)	(10,038)	(24,919)	(21,225)
Stock subscription payments received	2,400	2,400	1,200	1,400	5,400
Proceeds from issuance of common stock	-------------	------------	70,000 ----------------	-------------	606,250 -----------------
Net cash provided by financing activities	1,324,966 ----------------	682,479 --------------	475,578 ----------------	622,192 ----------------	1,684,164 -----------------
Net increase (decrease) in cash	71,682	9,009	(74,790)	4,034	8,938
Cash, beginning	17,947 ----------------	8,938 --------------	89,629 ----------------	17,947 ----------------	--------------
Cash, ending	$89,629 =========	$17,947 ========	$14,839 =========	$21,981 =========	$8,938 ==========

See Accompanying Notes to Financial Statements

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS

Information for the six-month periods ended December 31, 1999 and 1998, and the cumulative period from July 1, 1993, through June 30, 1997, is unaudited

Note 1.        Nature of Activities and History

Phoenix Metals U.S.A. II, Inc. (the Company) is engaged in research and development activities in connection with proprietary processes, fabrication of equipment, in securing all operating permits, and obtaining licenses for patents and technology relating to concentrating, smelting and separating complex refractory ores into pure refined precious and noble metals. In that regard, the Company has operated a pilot and testing facility on five acres in Nevada to mill, smelt and separate gold, silver, platinum, palladium, rhodium, osmium and iridium commercially. In this phase, the Company has developed employee and management training manuals and related procedures, formulas for processing head ore to pure metals, and engineering, fabricating and putting into operation environmentally compatible ore processing systems and facilities. The amount of ore that has been removed from the Company's ore reserves to date is insignificant and without measurable cost.

Since the Company's activities to date have involved principally the development or improvement of processes and techniques to be employed in extraction, rather than mining activities, the costs thereof are accounted for and expensed as provided for in Financial Accounting Standards Board (FASB) Statement No. 2, Research and Development Costs. In addition, pursuant to the American Institute of Certified Public Accountants' Statement of Position 98-5, Start-up Costs, the costs of all other start-up activities are expensed as incurred.

The Company is not in the exploration stage and, except to the extent described above, it is not and has not engaged, nor has it incurred any costs, in "exploration" and "development" activities, as those terms are commonly used in the mining industry (for example for prospecting, geophysical analysis, drilling or removing overburden). Accordingly, the accompanying financial statements include no capitalized costs or related amortization of such costs that might otherwise be amortizable over estimated production. Only the costs of acquiring or building physical facilities, equipment and mineral ore reserves and mining rights have been capitalized (Note 2).

The Company commenced its development stage activities during the year ended June 30, 1994, as a result of a series of transactions early in that year involving a "reverse" acquisition of the Company (then engaged unsuccessfully in an unrelated business and known as Imagenét Systems, Inc.) and the related transfer to the Company by its present principal officer/stockholders* of rights to certain mineral ore reserves and technology (Note 7) in exchange for common stock. In connection with the reverse acquisition and related transactions, the Company discontinued its unrelated business and adopted "quasi-reorganization" accounting as of July 1, 1993, eliminating its then accumulated deficit of approximately $1,000,000. No revaluations of assets or liabilities were deemed necessary at the time.

The cumulative financial statements and related information presented for the period from July 1, 1993 (determined for financial reporting purposes to be the beginning of the development stage), through June 30, 1997 (the Cumulative Period), are unaudited because an audit of such information is impracticable at this time.

 __________________

*All references to the principal officer/stockholders are intended to encompass all other entities controlled by these individuals

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (continued)

Information for the six-month periods ended December 31, 1999 and 1998, and the cumulative period from July 1, 1993, through June 30, 1997, is unaudited

Note 2.        Summary of significant accounting policies:

 Inventories

In-process inventories are stated at the lower of cost (Note 7) or net realizable value.

Property and Equipment

Property and equipment (Note 3) are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Use of Estimates

Timely preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures, some of which may require revision in futures periods.

Interim Period Financial Information

The interim period financial information included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results of operations and cash flows for the interim periods. The results of operations for the six-month period ended December 31, 1999, are not necessarily indicative of the results to be expected for a full year.

Note 3.        Property and Equipment

Land and mining rights (Note 7)	$583,380
Buildings and improvements	142,032
Equipment	451,353
Other	14,148
--------------
1,190,913
Less accumulated depreciation	(127,188)
--------------
$1,063,725 ========

Note 4.        Long-Term Debt

Long-term debt at June 30, 1999, consisted of:

Notes payable at 11.5-8.5%, collateralized by vehicles, payable at $1,200 monthly, due May 2000 to June 2003	$33,126

Note payable at 18.9%, collateralized by equipment, payable at $1,019 monthly, due April 2004	39,027
--------------
72,153
Less current maturities	(16,364)
--------------
$55,789 ========

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (continued)

Information for the six-month periods ended December 31, 1999 and 1998, and the cumulative period from July 1, 1993, through June 30, 1997, is unaudited

At June 30, 1999, maturities of long-term debt were:

Year ending June 30,
2000	$16,364
2001	15,099
2002	17,285
2003	14,009
2004	9,396 ---------------
$72,153 =========

Note 5.         Commitments and contingencies:

Operating Leases

The Company has noncancelable operating lease agreements for administrative offices, vehicles and telephone equipment. Rental expense is included in general and administrative expenses and is not material in all periods presented.

The Company's minimum future lease payments under noncancelable operating leases are as follows as of June 30, 1999:

Year ending June 30,
2000	$99,289
2001	101,226
2002	85,531
2003	86,012
2004	65,411

Legal Proceedings

On February 24, 1999, a default judgment was entered against the Company in the amount of $597,913. The judgment stems from a disputed transaction in the period prior to July 1, 1997. The Company plans to continue to litigate the matter fully. Based upon the opinion of counsel management expects the judgment will be reversed, and the ultimate outcome of this matter cannot be determined at this time. Accordingly, no provision has been made in the financial statements with regard to this matter.

The Company is also party to various legal proceedings, most of which relate to routine matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company's financial position or future operations.

Environmental Obligations

The Company is obligated under federal and state legislation to perform environmental reclamation at its refinery and testing facility. Management's estimate of the costs of meeting such obligations, as approved by the state, is not material.

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (continued)

Information for the six-month periods ended December 31, 1999 and 1998, and the cumulative period from July 1, 1993, through June 30, 1997, is unaudited

Going Concern

The Company has accumulated a development stage deficit of $2,807,080 as of June 30, and $3,288,147 as of December 31, 1999. The Company plans to fund continued research and development with additional advances from its principal stockholders or a public offering of common stock. In addition, the Company expects to achieve certain levels of production in the near future, that should result in significant revenues.

Note 6.         Income Taxes

Because the Company has not generated any revenues or otherwise commenced operations, and has engaged in extensive development stage activities over a period of six and one-half years, it has incurred substantial losses for income tax reporting purposes, the benefits of which have been effectively offset by a 100% valuation allowance and, therefore, are not reflected in the accompanying financial statements. The Company is considering preparing amended tax returns for certain years and, accordingly, details of the Company's deferred tax assets and offsetting valuation account are not readily available at this time.

Note 7.         Related party transactions

Advances from Stockholders

The Company's most significant source of financing has been and continues to be advances from its majority stockholders. Under a related agreement, the funds borrowed are payable on demand and accrue interest at variable rates, currently 6%, aggregating, respectively, $301,198 and $73,514 at June 30, and December 31, 1999. However, effective on November 19, 1999, the agreement relative to advances from the principal officer/stockholders was amended to provide that the obligation could be settled with the Company's equity securities. Accordingly, the total advances as of June 30, 1999, including accrued interest, were settled in full for 3,000,000 unregistered shares of the Company's common stock valued at $1.09 per share, which shares were issued on that date. Accordingly, pursuant to FASB Statement No. 6, Classification of Short-Term Obligations Expected to Be Refinanced, this obligation was retroactively reclassified as long-term as of June 30, 1999, in the accompanying balance sheet.

The financial statements do not contain any provisions for compensation of the Company's principal officer/stockholders.

Land, Mining Rights and Ore Reserves

In the early stages of its history, the principal officer/stockholders transferred to the Company various land and mining rights, including ore reserves in Arizona and Nevada, in exchange for common stock of the Company. The costs assigned to these assets, and the value of the common stock issued in exchange, consist of the costs incurred by the principal officer/stockholders.

Patent and Other Intellectual Property Licenses

On several occasions, the Company's principal officer/stockholders assigned to the Company nonexclusive limited use licenses to certain patents and related intellectual property developed over a number of years for the extraction of gold, silver and platinum group metals from igneous rocks in

PHOENIX METALS U.S.A. II, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS (continued)

Information for the six-month periods ended December 31, 1999 and 1998, and the cumulative period from July 1, 1993, through June 30, 1997, is unaudited exchange for 10,000,000 shares of common stock of the Company issued in January 1998. There are no continuing royalty obligations in connection with these licenses. In addition, neither the shares nor the assets so acquired are in the balance sheet because the costs incurred by the stockholders in developing such assets were primarily in the nature of research and development and, therefore, would have been expensed.

Other Transaction with Principal Stockholders

In November 1999, the Company issued a total of 55,000,000 shares to its principal shareholders, which transactions were retroactively rescinded and reversed in February 2000. Accordingly, these shares were not considered in the weighted average number of shares outstanding for purposes of computing loss per share in the period ended December 31, 1999.

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Note 8.         Financial Instruments

The carrying amounts of advances from stockholders and other financial instruments approximates their fair value because of their short maturities or because the debt bears variable or fixed interest rates that approximate current rates available on similar borrowings.

Note 9.         Supplemental Cash Flow Information

In connection with the reverse acquisition of control of the Company in 1993, the Company obtained mineral ores and processing and technology rights valued at $1,775,000. Other non-cash investing and financing activities consisted of acquisition of land by seller financing of $100,000 in the Cumulative Period, and of the repayment of $3,263,191 of advances including accrued interest at June 30, 1999 from stockholders by issuing 3,000,000 shares of common stock on November 19, 1999.

Cash paid for interest during each of the periods presented was not material.

The following reconciles net loss to cash provided by operating activities:

			Six-Month Periods
	Year Ended June 30, -----------------------------------------		Ended December 31, ---------------------------------------		Cumulative
	1999 -----------------	1998 ---------------	1999 ---------------	1998 -----------------	Period -----------------
			(Unaudited)	(Unaudited)	(Unaudited)
Net loss	($1,022,042)	($635,700)	($481,067)	($474,699)	($1,149,338)
Depreciation	64,992	42,451	26,016	41,810	19,745
(Increase) decrease in operating assets:
Inventories	(53,670)	(51,436)	(60,994)	(29,281)
Prepaid expenses	(37,768)	(2,553)	(20,529)	(48,542)	(7,114)
Other assets	(21,857)		(3,500)
Increase (decrease) in operating liabilities:
Accounts payable	19,820	(1,061)	(7,473)	8,349	9,719
Accrued expenses	2,364	12,228	(6,886)	5,878	1,623
Accrued interest to stockholders	138,041 -----------------	74,746 ---------------	73,514 ---------------	69,020 -----------------	88,411 -----------------
	($910,120) ==========	($561,325) =========	($439,861) =========	($427,465) ==========	($1,036,954) ==========

SIGNATURES

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        In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Company caused this Pre-Effective Amendment No. 1 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Metals U.S.A. II, Inc.

Dated:	March 24, 2000	By:	/s/ Diana Lee Flaherty --------------------------------------------------
Diana Lee Flaherty, Chairperson of the Board of Directors, Secretary and Treasurer

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Diana Lee Flaherty --------------------------------------- Diana Lee Flaherty		Chairperson of the Board of Directors, Secretary and Treasurer	March 24, 2000

* --------------------------------------- Robert F. Flaherty		President and Director	March 24, 2000

By:	/s/ Diana Lee Flaherty -------------------------------- Diana Lee Flaherty	Attorney-in-fact	March 24, 2000

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